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EXHIBIT 99.3

FALCONBRIDGE LIMITED

news release

FALCONBRIDGE'S NICKEL EXPLORATION PROGRAM AT RAGLAN DELIVERS EXCELLENT RESULTS
Wholly-owned Operation Identifies Next Flagship Mining Area

TORONTO, September 15, 2005 — Falconbridge Limited today announced the preliminary results of an ongoing exploration program at its Raglan nickel operations in northern Quebec and identified the next core mining area.

In support of the mill capacity expansion at its Raglan Operation, scheduled for implementation in October of 2005, Falconbridge has conducted major exploration drill campaigns at Raglan in the past three years. The primary objective of this effort was to discover new mineral resources representing at least double the production rate. This objective was met in the past two years of exploration activity, and it has already been exceeded for 2005 and exploration drilling continues. The second key objective, which was to identify the next flagship mining area for the Raglan nickel operation, has also been attained. This new mining area will be Zone 5-8, located five kilometres east of the operating Katinniq mill and concentrator.

Drill-hole Results

As of December 2004, mineral reserves (proven + probable) at Zone 5-8 totalled 747,700 tonnes grading 3.01% nickel, 0.81% copper, 0.06% cobalt, 0.87g/t platinum and 2.51g/t palladium and mineral resources included 707,000 tonnes grading 2.60% nickel and 0.55% copper of indicated resources and 2,182,000 tonnes grading 3.30% nickel and 0.80% copper of inferred resources. Drill results from the ongoing 2005 campaign at Zone 5-8 have been excellent.

A list of the drill results (as of August 30, 2005) from Zone 5-8 is included in the following table.

Hole ID	From (m)	To (m)	Core Length	Ni %	Cu %	Co %	Lens

Zone 5-8

718-2149	496.70	499.70	3.00	6.31	0.59	0.15	Lens 7C

718-2162	385.00	394.60	9.60	1.82	0.49	0.07	Lens 8H

718-2162	493.05	532.63	39.58	2.42	0.58	0.06	Lens 8H

718-2162	544.85	550.31	5.46	4.71	1.46	0.11	Lens 8H

718-2163	532.60	548.10	15.50	2.15	0.51	0.06	Lens 8H

718-2164	471.23	483.93	12.70	2.63	0.49	0.08	Lens 8H

718-2166	558.15	602.80	44.65	3.00	0.94	0.07	Lens 8H

718-2168	599.70	637.50	37.80	2.17	1.07	0.05	Lens 8H

718-2169	572.40	632.50	60.10	4.06	0.93	0.10	Lens 8H

718-2170	557.90	585.87	27.97	4.11	0.81	0.11	Lens 8H

718-2175	440.12	446.52	6.40	8.03	1.37	0.15	Lens 7A

718-2201	434.50	448.00	13.50	4.92	1.03	0.12	Lens 7C

718-2203	544.10	560.65	16.55	8.04	1.33	0.15	Lens 7D

718-2208	587.00	602.70	15.70	2.43	0.62	0.06	150m NE of Lens 8H

718-2222	17.00	26.00	9.00	2.99	1.08	0.12	Lucky Lens

718-2222	377.45	386.75	9.30	5.52	1.98	0.12	Lens 7B

718-2225	251.53	271.03	19.50	2.68	0.54	0.08	Lens 7B

718-2226	436.54	445.07	8.53	6.36	1.43	0.15	Lens 7A

718-2230	566.65	584.00	17.35	5.52	1.01	0.14	Lens 7D

718-2286	507.80	531.79	23.99	6.01	1.04	0.15	North of Lens 7C

Four diamond drills continue to operate on Zone 5-8. While a complete assessment of the mineral resources at Zone 5-8 will not be available until after the diamond-drill program is completed in early October, a preliminary estimate based on results to date indicate that a minimum of 1.8 million tonnes of inferred resources grading 3.3% nickel will be added to Zone 5-8 as a result of the 2005 program. This preliminary estimate only includes lenses which have been intersected with three or more drill holes spaced between 25 and 50 metres apart, and is provided to give the reader a sense of the significance of results to date.

Mineralization at Zone 5-8 occurs in 15 lenses which range in depth from surface to 600 metres. A key development from the exploration program has been the discovery of Lens 8H which is now the largest single lens ever discovered on the Raglan property. A Datamine wireframe model estimate of Lens 8H indicates it has been expanded from approximately 640,000 tonnes grading 2.32% nickel at the end of 2004 to an inferred resource of 2.17 million tonnes grading 2.79% nickel, based on 13 drill holes spaced approximately 50 metres apart. Lens 8H mineralization remains open to the north, east and west. In addition to lens 8H high grade mineralization has been added in lenses 7A-D as can be seen by the intersections in the table above.

The drill program will continue at Zone 5-8 with four drills for the remainder of the 2005 exploration season, and drilling will be accelerated in 2006 to more fully delineate the resources of this promising area and upgrade the mineral resources to indicated and measured categories in support of completing the feasibility study and subsequent mine planning.

In addition to the diamond-drilling campaign at Zone 5-8, exploration drilling continues elsewhere on Falconbridge's Raglan property, which covers the highly prospective Raglan Horizon containing significant Ni-Cu-Co-PGE deposits and prospects at intervals along its entire 70 kilometres strike length. Falconbridge intends to sustain diamond drilling at Raglan with the objective of continuing to increase the mineral resource base at a rate that exceeds the production rate and to provide the necessary information for optimal, future development of the Raglan camp. The exploration program at Raglan has been very successful since commissioning the mine in 1998 as can be best evidenced by reviewing the proven and probable reserve base. The proven plus probable reserves in the feasibility study were 13.86 million tonnes grading 2.96% nickel and 0.77% copper. At December 2004 the proven plus probable reserves were 15.65 million tonnes grading 2.82% nickel and 0.72% copper and the mine had produced 5.96 million tonnes grading 3.19% nickel and 0.96% copper. Raglan is a relatively young camp and excellent exploration targets remain at shallow depths.

An update on the Raglan camp exploration results will be provided in late October 2005.

Quality Control

Drill programs at Raglan are supervised by Grant Arnold (Regional Geologist — Raglan) who is a Qualified Person under National Instrument 43-101 guidelines. Resource calculations are supervised and approved by Chester Moore (Director — Mineral Reserve Estimation & Reporting) who is also a Qualified Person under National Instrument 43-101 guidelines. BQ or NQ size core samples are sawed in half with one half sent to the Raglan Mine laboratory and the other half retained in the core box for future reference. A QA-QC program is followed that includes regular insertions of internally prepared mineral reference standards and nil-grade blanks in each batch of samples. Check assays are performed at SGS Lakefield Laboratories (accredited to ISO/IEC 17025 standard).

The company acknowledges the support of the Quebec Government through their effective incentive programs for Mining Exploration in Quebec, which supports exploration activities at Raglan and throughout the province of Quebec.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Denis Couture
Senior Vice-President, Investor Relations, Communications and Public Affairs
Falconbridge Limited
(416) 982-7020
denis.couture@falconbridge.com
www.falconbridge.com

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FALCONBRIDGE'S NICKEL EXPLORATION PROGRAM AT RAGLAN DELIVERS EXCELLENT RESULTS Wholly-owned Operation Identifies Next Flagship Mining Area